NAME OF REGISTRANT:
Franklin Templeton Money Fund Trust
File No. 811-08962

EXHIBIT ITEM No. 77I(b): Terms of new or amended securities

The Fund began offering Class A shares on December 15, 2006.

Class A does not have a Rule 12b-1 plan.

Class A shares currently are only
available for the
conversion (subject to shareholder
approval) or
exchange of Class B shares after holding such Class
B shares for eight years.